ТР Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АҖ

420061, г.Казань, ул.Н.Ершова, 55Е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г.Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 18.09.03 № 133

На № ________ от ________

[redacted]

03032858

SUPPL

EXEMPTION # 82-4754

RECEIVED SEP 23 2003 187

PROCESSED OCT 29 2003 THOMSON FINANCIAL

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. Changes in the quarterly report for 2 quarter of 2003 .

Yours truly,
General Director
Fahriev A. M.

ГТС
ИНН 1653007966

10/24

ТР Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н. Ершова, 55Е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 в АКБ «Ак Барс» г. Казани, БИК 049205805, Кор/с 30101810000000000805, Код по ОКОНХ 52300, Код по ОКПО 01150782

Дата 18.09.03 № 133

На № ________ от ________

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Уважаемые господа,

От имени ОАО «Казанская ГТС», компании,зарегистрированной в российской Федерации, я направляю перечисленные ниже документы в соответствии с правилом 12g 3-2 (b) (iii) по Закону о ценных бумагах и биржах 1934 года (Закону о биржах):

Описание документов /Дата

1.Изменения в ежеквартальном отчете за 2 квартал 2003 г.

С уважением,
Ахмат Фахриев
Генеральный директор

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya
Telephonaya Set» (Kazan GTS)
Minutes № 5 dated of 05.08.2003

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2003 II QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ____________

Chief Accountant L.V. Tyugaeva ____________

1.08.2003

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

Changes in the quarterly report for 2003 second quarter.
A. DATA ON ISSUER

32. Number of personnel.
The number of personnel 1 036 people

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): *18.04.2003*
Code *1355110D18042003*

April 15, 2003 the Board of directors has accepted the decision concerning holding the annual general meeting of OAO "Kazan GTS" shareholders.
The decision:
1. To hold annual general meeting of shareholders in the form of joint presence.
2. Date of general meeting - June 5, 2003.
3. Place of the meeting: 55-e, N. Ershov Str., Kazan, (assembly hall, 3 floor)
4. Time of the meeting: in 14. 00 Moscow time.
5. Stating date of registration of the participants from 12.00
6. To draw the list of persons having the right to participate in the meeting as of April 18, 2003.
7. To ratify the agenda of annual general meeting of shareholders:

1. Procedural questions:
- Ratification of voting procedure at the General Meeting
- Ratification of the activity rules at the General Meeting

2. Ratification of the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002 (including declaration of dividends)
2.1 Ratification of the estimate of 2003 profit distribution.

3. Ratification of the auditor.
4. Election of the board of directors members.
5. Election of the auditing commission members.

8. To publish the information on the meeting in the newspaper " Kazanskie vedomosti" and " Appendix to the Bulletin of FCS ".
9. To ratify the following list of the information (materials) represented to the shareholders during the preparation for the meeting:
The annual report, annual accounting report, conclusion of the auditor and auditing commission on results of annual accounting report inspection, information about the candidates in the executive and control bodies of the company.

Results of voting: the decision is accepted unanimously, 6 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present.

Date of occurrence of the fact (event, action): *18.04.2003*
Code *1555110D18042003*

April 15, 2003 OAO "Kazan GTS" board of directors has accepted the decision concerning holding the annual general meeting of shareholders.
The list of the shareholders having the right to participate in general meeting of the shareholders and receive annual dividends, is decided to be drawn up as of April 18, 2003.

Date of occurrence of the fact (event, action): *28.04.2003*
Code *0455110D28042003*

The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan

Due to the sale of ZAO "IC "Elemte" shares, the share of OAO "Kazan GTS" in the charter capital of the legal entity has changed:

- Before change –11.89 %

- After change – 0 %.

The date, when the change in charter capital took place: 28.04.2003.

Date of occurrence of the fact (event, action): *16.05.2003*
Code *1555110D16052003*

Types of securities: The nominal documentary coupon series B to bearer bond, coupon 6.
Date of drawing up the list of bondholders, having the right to receive coupon income: 16.05.2002

Date of occurrence of the fact (event, action): *27.05.2003*
Code *0455110D27052003*
The name, place and mail address of the legal entity: ZAO "Tatintelcom", 3, Lavrentieva Str., Kazan, 420126, Tatarstan

Share of the issuer in the charter capital of the legal entity:

- Before change –30 %

- After change – 10 %.

The date, when the change in charter capital took place: 27.05.2003.

Date of occurrence of the fact (event, action): *28.05.2003*
Code *1155110D28052003*
Type of securities: The nominal documentary coupon series B to bearer bond, coupon 6.
Date of charging the income under the bonds: the list is drawn up as of 16.05.2003
Date of coupon income payment: 28.05.2003
Size of interest charged on one bond: 15,3% annual.
Total of the bonds f one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *28.05.2003*
Code *0455110D28052003*
The name, place and mail address of the legal entity: OAO "Management company "Elemte-garant", 1, Tatarstan Str., Kazan, 420021, Tatarstan

Share of the issuer in the charter capital of the legal entity:

- Before change –9.34 %

- After change – 0 %.

The date, when the change in charter capital took place: 28.05.2003.

Date of occurrence of the fact (event, action): *19.06.2003*
Code *1155110D19062003*
Type of securities: The nominal none-documentary common and preferred shares.
Date of the decision on payment of the dividends: 05.06.2003
Body of the issuer accepting the decision on payment (declaration) of the dividends: general meeting of the shareholders
Date of drawing up of the list of persons for paying the dividends: April 18, 2003.
Size of the dividends charged on 1 share:

- Common - 5 % of nominal value

- Preferred - 100 % of nominal value.

Total of the shares of one category, on which the dividends are charged:
1 220 298 800 pieces - common
25 880 400 pieces - preferred
The form of income payment: money.

Date of occurrence of the fact (event, action): *19.06.2003*
Code *1255110D19062003*

Place of location of the company: 55-e, N. Ershov Str., Kazan, Tatarstan
Place of the meeting: 55-e, N. Ershov Str., Kazan, Tatarstan
Mail address, on which the previously sent bulletins were directed:, Kazan, p.o. 126, 420097
Date of the meeting: June 5, 2003.
The form of the meeting: meeting.
End date and time for reception of the previously directed bulletins: 14 00, June 3, 2003.
Time of a beginning of registration of the participants of the meeting : 12 00.
Time of the meeting opening: 14 00.
End time of the of registration of the meeting participants: 15 -30.
Time of closing: 16- 00.
Accounting commission: specialized registrar the Kazan branch of open joint-stock company "Akcionerny Capital".
Place of the registrar location: 29-b, N. Ershov Str., Kazan, Tatarstan

Results of voting on the agenda of annual general meeting of the shareholders:

For the first question "Procedural questions " 100 % of the voting shares, considered in accepting this decision voted " FOR ".
For the second question of the agenda:
" Ratification of the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002 (including declaration of dividends) "
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question - 1 220 298 800 pieces.
At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.

Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
39 bulletins containing 6 362 076 votes were declared void.
The votes were distributed as follows:
- 957 179 136 votes "FOR", that makes 98,31 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 44 800 votes "AGAINST", that makes 0,0046 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 9 984 800 votes "ABSTAINED", that makes 1,03 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: to ratify the annual report, balance sheet, income statement, the distribution of profits and losses as a result of activity of OAO "Kazan GTS" in 2002

To ratify distribution of the profit as result of 2002:
- 52,5 mln. rbl. - accumulation fund;
- 18,0 mln. rbl. - to cover losses;
- 2,0 mln. rbl. - reserve fund;
- 8,7 mln. rbl. - for dividends payment, including:
- 6,1 mln. rbl. - for common shares;
- 2,6 mln. rbl. - preferred shares.

For subitem 2.1 of the second question of the agenda:
"Ratification of the estimate of 2003 profit distribution "

Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
41 bulletins containing 8 420 076 votes were declared void.
The votes were distributed as follows:
- 964 926 596 votes "FOR", that makes 99,11 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 36 400 votes "AGAINST", that makes 0,0037 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 187 740 votes "ABSTAINED", that makes 0,02 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: to ratify the following estimate of 2003 profit distribution:

- 10 % - consumption fund;
- 75 % - accumulation fund;
- 15 % - retained profit.

For the third question of the agenda: " Ratification of the auditor"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
41 bulletins containing 6 658 876 votes were declared void.
The votes were distributed as follows:
- 966 740 996 votes "FOR", that makes 99,30 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 11 200 votes "AGAINST", that makes 0,0011 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 159 740 votes "ABSTAINED", that makes 0,02 % of a total number of the voting shares which are considered when accepting the decision on the given question.
By results of the voting the decision is accepted: To ratify audit-consulting company "Audex" as auditor of OAO "Kazan GTS"

For the fourth question of the agenda: " Election of the board of directors members"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 220 298 800 pieces. At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 973 587 612, including 835 688 928 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the

meeting, makes 79,78 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 123 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
63 bulletins containing 116 207 028 votes were declared void.
The votes were distributed as follows:

Rinat G. Zalyalov
931 191 692 votes "FOR";

Yuriy N. Bagrov
921 066 292 votes "FOR";

Mihail M. Lampasov
921 182 692 votes "FOR";

Ahmat M. Fahriev
926 466 892 votes "FOR";

Lidia V. Tyugaeva
921 112 292 votes "FOR";

Niyaz T. Shakirov,
920 595 892 votes "FOR";

Zakia I. Shafikova
921 218 892 votes "FOR".

"AGAINST" all candidates - 78 400 votes.
" ABSTAINED " for all candidates- 548 800 votes.

By results of the voting the decision is accepted: To elect the following board of directors members:
1. *Rinat G. Zalyalov*
2. *Yuriy N. Bagrov*
3. *Mihail M. Lampasov*
4. *Ahmat M. Fahriev*
5. *Lidia V. Tyugaeva*
6. *Niyaz T. Shakirov*
7. *Zakia I. Shafikova*

For the fifth question of the agenda: " Election of the auditing commission members"
Quantity of the voting shares, which were possessed by the persons, included in the list of people having the right to participate at the general meeting on the given question- 1 206 983 680 pieces.
At the end time of registration of persons having the right to participate in annual general meeting, quantity of the voting shares, which were possessed by the participants of the meeting, has made 960 584 412, including 822 685 728 voting shares belonging to people, implementing the right to vote by a directing to the Company previously sent bulletins. Total of votes belonging to all participants of the meeting, makes 79,58 % of a total number of the company shares having the right to vote on the given question. The quorum is present.
Not later than two days before the meeting the accounting commission received 121 previously directed bulletins. On the day of the meeting 20 bulletins are given. After opening the ballot boxes there were 18 bulletins in it.
73 bulletins containing 43 528 156 votes were declared void.
The votes were distributed as follows:
Firdaus V. Valliullina

- 883 351 340 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 58 800 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 25 200 votes "ABSTAINED", that makes 0,0026 % of a total number of the voting shares which are considered when accepting the decision on the given question.
Ludmila V. Chachkova
- 883 348 540 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 56 000 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 30 800 votes "ABSTAINED", that makes 0,0032 % of a total number of the voting shares which are considered when accepting the decision on the given question.
Valeria V. Kim
- 883 362 540 votes "FOR", that makes 91,96 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 50 400 votes "AGAINST", that makes 0,01 % of a total number of the voting shares which are considered when accepting the decision on the given question;
- 22 400 votes "ABSTAINED", that makes 0,0023 % of a total number of the voting shares which are considered when accepting the decision on the given question.

By results of the voting the decision is accepted: To elect the following auditing commission members:

1. *Firdaus V. Valliullina*
2. *Ludmila V. Chachkova*
3. *Valeria V. Kim*

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
In the report for II quarter not presented.

The amount of Issuer's assets on the end date of prior to the reported quarter : ***934 086 thousand roubles***

The amount of assets of the Issuer on the end date of the reported quarter: ***968 318 thousand roubles***

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.

Date of occurrence of the fact :

The description: the decrease of the profit has taken place due to increase of the costs because of seasonal repairs of the telephone cable-conduit system and cable lines and repair of objects of social sphere (pioneer camp, camp et c..), and also because of increase of negative exchange rates,

Absolute change of the profit (losses) for the accounting quarter in comparison with profit (loss) of the issuer for the quarter prior to the accounting: -13 330 thousand rbl.

profit (losses) of the issuer for the quarter prior the reported one: ***25 907 thousand roubles***

profit (losses) of the issuer for the reported quarter: ***12 577 thousand roubles***

УТВЕРЖДЕН
Совет директоров Открытого акционерного общества "Казанская городская телефонная сеть"
Протокол № 5 от 5.08.2003

Председатель совета директоров , министр связи Республики Татарстан Залялов Р.Г.

____
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: II квартал 2003 г

Открытое акционерное общество "Казанская городская телефонная сеть"

Код эмитента: 55110-D

Место нахождения: Республика Татарстан
Почтовый адрес: 420061 , г.Казань ул.Н.Ершова 55-е

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Фахриев А.М. ____________
(подпись)

Главный бухгалтер Тюгаева Л.В. ____________
(подпись)

1.08.2003

(М.П.)

Контактное лицо: ***Ахмадуллина Эльвира Равилевна***
инженер по работе с ценными бумагами
Тел.: ***(8432) 72-63-93*** Факс: ***(8432) 72-23 -21***
Адрес электронной почты: ***elia@gts .kazan. su***

Изменения в ежеквартальном отчете за 2 квартал 2003 г.

А. Данные об эмитенте

32. Количество работников эмитента: : *1 036*

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): *18.04.2003*
Код: *1355110D18042003*

15 апреля 2003 года Совет директоров общества принял решение по поводу проведения годового общего собрания акционеров ОАО "Казанская ГТС".
Решение:
1. Провести годовое общее собрание акционеров в форме совместного присутствия.
2. Дата проведения общего собрания - 5 июня 2003 г..
3. Место проведения: г.Казань, ул. Н.Ершова, д. 55 Е (актовый зал ГТС, 3 этаж)
4. Время проведения : в 14. 00 часов по московскому времени.
5. Дата начала регистрации участников с 12.00
6. Список лиц, имеющих право на участие в собрании составить на 18 апреля 2003 г. .
7. Утвердить повестку дня годового общего собрания акционеров :

1. Процедурные вопросы :
- утверждение процедуры голосования на Общем собрании
- утверждение регламента работы на Общем собрании

2. Утверждение годового отчета, годовой бухгалтерской отчетности, отчета о прибылях и убытках, распределение прибыли (в том числе объявление дивидендов) и убытков по результатам деятельности ОАО "Казанская ГТС" за 2002 год.
2.1 Утверждение сметы распределения прибыли 2003 года.

3. Утверждение аудитора .
4 . Избрание членов совета директоров .
5. Избрание членов ревизионной комиссии.

8. Сообщение о проведении собрания опубликовать в газете " Казанские ведомости " и "Приложении к Вестнику ФКЦБ".
9. Утвердить следующий перечень информации (материалов) , предоставляемых акционерам при подготовке к проведению собрания:
годовой отчет, годовая бухгалтерская отчетность, заключение аудитора и ревизионной комиссии по результатам проверки годовой бухгалтерской отчетности, свededения о кандидатах в исполнительный и контрольный органы общества.

Результаты голосования: решение принято единогласно.
На заседании присутствовали 6 членов Совета директоров, кворум для принятия решения имеется.

Дата появления факта (события, действия): *18.04.2003*
Код: *1555110D18042003*

15 апреля 2003 года совет директоров ОАО "Казанская ГТС" принял решение по поводу проведения годового общего собрания акционеров.
Список акционеров, имеющих право на участие в общем собрании акционеров и

получение годовых дивидендов, решено составить на 18 апреля 2003 года.

Дата появления факта (события, действия): ***28.04.2003***

Код: ***0455110D28042003***

Наименование, место нахождения и почтовый адрес юридического лица:
ЗАО ИК "Элемтэ", Республика Татарстан, 420503, г.Казань ул.Рахматуллина д.3.
В связи с продажей акций ЗАО ИК "Элемтэ" доля ОАО "Казанская ГТС" в уставном капитале юридического лица изменилась и составила:
- до изменения - 11,89 %.
- после изменения - 0 %
Дата , с которой произошло изменение доли в уставном капитале : 28.04.2003 г.

Дата появления факта (события, действия): ***16.05.2003***

Код: ***1555110D16052003***

Вид ценных бумаг: именная документарная процентная облигация на предъявителя серии Б, купон 6.
Дата составления списка владельцев облигаций, имеющих право на получение купонного дохода - 16 мая 2003 г.

Дата появления факта (события, действия): ***27.05.2003***

Код: ***0455110D27052003***

Наименование, место нахождения и почтовый адрес юридического лица:
ЗАО "Татинтелком ", Республика Татарстан, 420126 , г.Казань ул.Лаврентьева д.3.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 30 %.
- после изменения - 10 %
Дата , с которой произошло изменение доли в уставном капитале : 27.05.2003 г.

Дата появления факта (события, действия): ***28.05.2003***

Код: ***1155110D28052003***

Вид ценных бумаг : именная документарная процентная облигация на предъявителя серии Б , купон 6 .
Дата начисления купонного дохода по облигациям : список составлен по состоянию на 16.05.2003.
Дата выплаты купонного дохода : 28.05.2003
Размер процентов, начисленных на одну облигацию : 15,3 % годовых.
Общее количество облигаций , по которым начислен купонный доход : 300 000 штук
Форма выплаты купонного дохода : денежные средства.

Дата появления факта (события, действия): ***28.05.2003***

Код: ***0455110D28052003***

Наименование, место нахождения и почтовый адрес юридического лица:
ОАО "Управляющая компания "Элемтэ-Гарант ", Республика Татарстан, 420021, г.Казань ул.Татарстан, 11.
Доля эмитента в уставном капитале юридического лица:
- до изменения - 9,34 %
- после изменения - 0 %.
Дата , с которой произошло изменение доли в уставном капитале : 28.05.2003 г.

Дата появления факта (события, действия): *19.06.2003*
Код: *1155110D19062003*

Вид ценных бумаг : именные бездокументарные обыкновенные и привилегированные акции.
Дата принятия решения о выплате дивидендов: 05.06.2003
Орган эмитента, принявший решение о выплате(объявлении) дивидендов : общее собрание акционеров
Дата составления списка лиц для выплаты дивидендов : 18 апреля 2003 г.
Размер дивидендов, начисленных на 1 акцию:
- обыкновенную - 5 % от номинальной стоимости
- привилегированную - 100 % от номинальной стоимости.
Общее количество акций одной категории, по которым начислены дивиденды:
1 220 298 800 шт - обыкновенных
25 880 400 шт - привилегированных
Форма выплаты доходов : денежные средства.

Дата появления факта (события, действия): *19.06.2003*
Код: *1255110D19062003*

Место нахождения общества: Республика Татарстан, г. Казань, ул. Ершова, д.55Е.
Место проведения собрания: Республика Татарстан, г. Казань, ул. Ершова, д.55Е.
Почтовый адрес, по которому направлялись предварительно разосланные бюллетени: 420097, г. Казань, а/я 126
Дата проведения собрания: 5 июня 2003 года.
Форма проведения собрания: собрание.
Дата и время окончания приема предварительно направленных бюллетеней: 14 часов 00 мин. 3 июня 2003 года.
Время начала регистрации участников собрания: 12 часов 00 мин.
Время открытия собрания: 14 часов 00 мин.
Время окончания регистрации участников собрания: 15 часов 30 мин.
Время закрытия: 16 часов 00 мин.
Счетная комиссия: специализированный регистратор Казанский филиал открытого акционерного общества "Акционерный Капитал".
Место нахождения регистратора: Республика Татарстан, г. Казань, ул. Н.Ершова, д. 29 б.

Результаты голосования по вопросам повестки дня годового общего собрания акционеров :

По первому вопросу "Процедурные вопросы" "ЗА" проголосовало 100% от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.
По второму вопросу повестки дня:
"Утверждение годового отчета, годовой бухгалтерской отчетности, отчета о прибылях и убытках, распределение прибыли (в том числе объявление дивидендов) и убытков по результатам деятельности ОАО "Казанская ГТС" за 2002 год"
Количество голосующих акций, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании по данному вопросу 1 220 298 800 шт.
На момент завершения регистрации лиц, имеющих право на участие в годовом общем собрании, количество голосующих акций, которыми обладали участники собрания, составило 973 587 612, включая 835 688 928 голосующих акций, принадлежащих лицам, реализовавшим свое право на голосование путем направления в Общество ранее разосланных бюллетеней. Общее количество голосов, принадлежащих всем участникам собрания, составляет 79,78 % от общего числа акций общества, имеющих право голоса по данному вопросу. Кворум имеется.

Не позднее, чем за два дня до даты проведения собрания в счетную комиссию поступило 123 предварительно направленных бюллетеня. В день проведения собрания выдано 20 бюллетеней. После вскрытия урн в них оказалось 18 бюллетеней.
Признано недействительными 39 бюллетеней, содержащих 6 362 076 голосов.
При подведении итогов голоса распределились следующим образом:
- "ЗА" подано 957 179 136 голосов, что составляет 98,31 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ПРОТИВ" подано 44 800 голосов, что составляет 0,0046 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ВОЗДЕРЖАЛСЯ" подано 9 984 800 голосов, что составляет 1,03 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.
По результатам голосования принято решение : Утвердить годовой отчет, годовую бухгалтерскую отчетность, отчет о прибылях и убытках по результатам деятельности ОАО "Казанская ГТС" за 2002 год.
Утвердить распределение прибыли по итогам 2002 года:
- 52,5 млн.руб. - фонд накопления;
- 18,0 млн.руб. - на покрытие убытков;
- 2,0 млн.руб. - резервный фонд;
- 8,7 млн.руб. - на выплату дивидендов, в т.ч.:
- 6,1 млн.руб. - по обыкновенным акциям;
- 2,6 млн.руб. - привилегированным акциям.

По подпункту 2.1 второго вопроса повестки дня:
"Утверждение сметы распределения прибыли 2003 года"
Количество голосующих акций, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании по данному вопросу 1 220 298 800 шт.
На момент завершения регистрации лиц, имеющих право на участие в годовом общем собрании, количество голосующих акций, которыми обладали участники собрания, составило 973 587 612, включая 835 688 928 голосующих акций, принадлежащих лицам, реализовавшим свое право на голосование путем направления в Общество ранее разосланных бюллетеней. Общее количество голосов, принадлежащих всем участникам собрания, составляет 79,78 % от общего числа акций общества, имеющих право голоса по данному вопросу. Кворум имеется.
Не позднее, чем за два дня до даты проведения собрания в счетную комиссию поступило 123 предварительно направленных бюллетеня. В день проведения собрания выдано 20 бюллетеней. После вскрытия урн в них оказалось 18 бюллетеней.
Признано недействительными 41 бюллетеней, содержащих 8 420 076 голосов.
При подведении итогов голоса распределились следующим образом:
- "ЗА" подано 964 926 596 голосов, что составляет 99,11 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ПРОТИВ" подано 36 400 голосов, что составляет 0,0037 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ВОЗДЕРЖАЛСЯ" подано 187 740 голосов, что составляет 0,02 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.
По результатам голосования принято решение: Утвердить следующую смету распределения прибыли 2003 года:
- 10% - фонд потребления;
- 75% - фонд накопления;
- 15% - нераспределенная прибыль.

По третьему вопросу повестки дня:
"Утверждение аудитора"
Количество голосующих акций, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании по данному вопросу 1 220 298 800 шт.
На момент завершения регистрации лиц, имеющих право на участие в годовом общем

собрании, количество голосующих акций, которыми обладали участники собрания, составило 973 587 612, включая 835 688 928 голосующих акций, принадлежащих лицам, реализовавшим свое право на голосование путем направления в Общество ранее разосланных бюллетеней. Общее количество голосов, принадлежащих всем участникам собрания, составляет 79,78 % от общего числа акций общества, имеющих право голоса по данному вопросу. Кворум имеется.

Не позднее, чем за два дня до даты проведения собрания в счетную комиссию поступило 123 предварительно направленных бюллетеня. В день проведения собрания выдано 20 бюллетеней. После вскрытия урн в них оказалось 18 бюллетеней.

Признано недействительными 41 бюллетень, содержащих 6 658 876 голосов.

При подведении итогов голоса распределились следующим образом:

- "ЗА" подано 966 740 996 голосов, что составляет 99,30 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;

- "ПРОТИВ" подано 11 200 голосов, что составляет 0,0011 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;

- "ВОЗДЕРЖАЛСЯ" подано 159 740 голосов, что составляет 0,02 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.

По результатам голосования принято решение: Утвердить аудитором ОАО "Казанская ГТС" аудиторско-консалтинговую компанию "Аудэкс".

По четвертому вопросу повестки дня:

"Избрание членов совета директоров"

Количество голосующих акций, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании по данному вопросу 1 220 298 800 шт.

На момент завершения регистрации лиц, имеющих право на участие в годовом общем собрании, количество голосующих акций, которыми обладали участники собрания, составило 973 587 612, включая 835 688 928 голосующих акций, принадлежащих лицам, реализовавшим свое право на голосование путем направления в Общество ранее разосланных бюллетеней. Общее количество голосов, принадлежащих всем участникам собрания, составляет 79,78 % от общего числа акций общества, имеющих право голоса по данному вопросу. Кворум имеется.

Не позднее, чем за два дня до даты проведения собрания в счетную комиссию поступило 123 предварительно направленных бюллетеня. В день проведения собрания выдано 20 бюллетеней. После вскрытия урн в них оказалось 18 бюллетеней.

Признано недействительными 63 бюллетеня, содержащих 116 207 028 голосов.

При подведении итогов голоса распределились следующим образом:

Залялов Ринат Гиниятович
"ЗА" подано 931 191 692 голоса;

Багров Юрий Николаевич
"ЗА" подано 921 066 292 голоса;

Лампасов Михаил Михайлович
"ЗА" подано 921 182 692 голоса;

Фахриев Ахмат Магсумович
"ЗА" подано 926 466 892 голоса;

Тюгаева Лидия Васильевна
"ЗА" подано 921 112 292 голоса;

Шакиров Нияз Тавхитович
"ЗА" подано 920 595 892 голоса;

Шафикова Закия Икрамовна
"ЗА" подано 921 218 892 голоса.

"ПРОТИВ" всех кандидатов подано 78 400 голосов.
"ВОЗДЕРЖАЛСЯ" по всем кандидатам подано 548 800 голосов.

По результатам голосования принято решение: Избрать в Совет директоров следующих кандидатов:
1. Залялов Ринат Гиниятович
2. Багров Юрий Николаевич
3. Лампасов Михаил Михайлович
4. Фахриев Ахмат Магсумович
5. Тюгаева Лидия Васильевна
6. Шакиров Нияз Тавхитович
7. Шафикова Закия Икрамовна

По пятому вопросу повестки дня:
"Избрание членов ревизионной комиссии"
Количество голосующих акций, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании по данному вопросу 1 206 983 680 шт.
На момент завершения регистрации лиц, имеющих право на участие в годовом общем собрании, количество голосующих акций, которыми обладали участники собрания, составило 960 584 412, включая 822 685 728 голосующих акций, принадлежащих лицам, реализовавшим свое право на голосование путем направления в Общество ранее разосланных бюллетеней. Общее количество голосов, принадлежащих всем участникам собрания, составляет 79,58 % от общего числа акций общества, имеющих право голоса по данному вопросу. Кворум имеется.
Не позднее, чем за два дня до даты проведения собрания в счетную комиссию поступил 121 предварительно направленных бюллетеня. В день проведения собрания выдано 20 бюллетеней. После вскрытия урн в них оказалось 18 бюллетеней.
Признано недействительными 73 бюллетеня, содержащих 43 528 156 голосов.
При подведении итогов голоса распределились следующим образом:

Валиуллина Фирдаус Валиевна
- "ЗА" подано 883 351 340 голосов, что составляет 91,96 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ПРОТИВ" подано 58 800 голосов, что составляет 0,01 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ВОЗДЕРЖАЛСЯ" подано 25 200 голосов, что составляет 0,0026 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.
Чачкова Людмила Викторовна
- "ЗА" подано 883 348 540 голосов, что составляет 91,96 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ПРОТИВ" подано 56 000 голосов, что составляет 0,01 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ВОЗДЕРЖАЛСЯ" подано 30 800 голосов, что составляет 0,0032 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.
Ким Валерия Викторовна
- "ЗА" подано 883 362 540 голосов, что составляет 91,96 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ПРОТИВ" подано 50 400 голосов, что составляет 0,01 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу;
- "ВОЗДЕРЖАЛСЯ" подано 22 400 голосов, что составляет 0,0023 % от общего числа голосующих акций, учитываемых при принятии решения по данному вопросу.

По результатам голосования принято решение: Избрать членами ревизионной комиссии следующих кандидатов:

1. ***Валиуллина Фирдаус Валиевна***
2. ***Чачкова Людмила Викторовна***
3. ***Ким Валерия Викторовна***

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

Указанные факты не имели места

Величина активов эмитента на дату окончания квартала, предшествующего отчетному: ***934 086 тыс. руб.***

Величина активов эмитента на дату окончания отчетного квартала: ***968 318 тыс. руб.***

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

Дата появления факта (фактов):

Описание: ***Уменьшение прибыли произошло в связи с увеличением затрат, связанных с сезонным ремонтом телефонной канализации и кабельных линий и ремонтом объектов социальной сферы (пионерский лагерь, база отдыха и.т.д.) , а также за счет увеличения отрицательных курсовых разниц,***

Абсолютное изменение прибыли (убытков) за отчетный квартал по сравнению с прибылью (убытком) эмитента за квартал, предшествующий отчетному: ***-13 330 тыс. руб.***

Значение прибыли (убытков) эмитента за квартал, предшествующий отчетному: ***25 907 тыс. руб.***

Значение прибыли (убытков) эмитента за отчетный квартал: ***12 577 тыс. руб.***